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Daniel P. Gibbons +1 212 450 3222 dan.gibbons@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

October 10, 2025
Re:	Grayscale XRP Trust Registration Statement on Form S-1 Filed August 22, 2025 File No. 333-289818

Division of Corporation Finance

Office of Crypto Assets

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Att'n:	John Dana Brown
Justin Dobbie

Ladies and Gentlemen:

On behalf of our client, Grayscale Investments Sponsors, LLC, a Delaware limited liability company and the sponsor (the “Sponsor”) of Grayscale XRP Trust (the “Trust”), this letter sets forth the Sponsor’s responses to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated September 18, 2025, relating to the Trust’s Registration Statement on Form S-1. The Sponsor has revised the Registration Statement and is filing Amendment No. 1 to the Registration Statement (as amended, the “Registration Statement”) together with this response letter.

For your convenience, we have reproduced the Staff’s comments preceding the Sponsor’s responses below. All capitalized terms used and not defined herein shall have the meaning given to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response

The Sponsor has appended the fact sheet to this Response Letter, in substantial form as the Sponsor intends to use in connection with the Trust, for the Staff's review.

Cover Page

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2.
Please include disclosure regarding creation of the initial basket(s) and name the party acting as statutory underwriter in that transaction. Please also disclose the price at which the shares are being offered as required by Item 501(b)(3) of Regulation S-K.

Response

The Sponsor has revised the disclosure on page 132 of the Registration Statement to clarify that there will not be an "initial" creation of Baskets upon the Trust's listing on NYSE Arca given that the Trust already has created Baskets of Shares that will continue to be outstanding as of such date.

The Sponsor respectfully advises the Staff that, upon listing of the Shares on NYSE Arca, the Sponsor expects that the market price of the Shares sold to the public will align with the value of XRP held by the Trust, determined by reference to the Index Price, less the Trust's expenses and other liabilities, in anticipation of the arbitrage mechanism functioning in its intended manner after the Trust's listing on NYSE Arca, due to the ability of the Trust to operate an ongoing redemption program.

Once the Shares are listed on NYSE Arca and the redemption program is made available, the Sponsor expects the arbitrage mechanism to function in its intended manner by incentivizing Authorized Participants to either purchase or redeem Shares at any time that the market price of the Shares is trading at either a premium or discount, respectively, to the NAV per Share. The effect of these purchases or redemptions would be to eliminate any such premium or discount. As such, once the Shares are listed on NYSE Arca, the Sponsor does not expect the market price of the Shares to trade at either a premium or discount to the NAV per Share, and if such a premium or discount were to exist, the Sponsor expects that the Authorized Participants would either purchase or redeem Shares, respectively, which would cause the market price of the Trust's Shares to converge with the NAV per Share.

The Sponsor respectfully refers the Staff to the disclosure on the cover page and pages 1-2 of the Registration Statement for a discussion of the arbitrage mechanism, the determination of the trading price of the Shares on NYSE Arca, and the sale of the Shares by Authorized Participants.

The trading prices of many digital assets, including XRP, have experienced extreme volatility in recent periods, page 17

3.
Please revise to provide quantitative price disclosure addressing the volatility of XRP over the past several years. We note you include a cross-reference to a discussion in the Business section that only addresses the past 12 months of prices.

Response

The Sponsor has revised the disclosure on pages 19, 88 and 89 of the Registration Statement in response to the Staff's comment.

If a malicious actor or botnet obtains control of more than 80% of the validating nodes on the XRP Ledger, or otherwise obtains control, page 21

4.
Here, or in an appropriate place, please address the April 2025 malware attack on the JavaScript library for the XRP Network.

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Response

The Sponsor has revised the disclosure on page 23 of the Registration Statement in response to the Staff's comment.

One of the founders of Ripple Labs, Jed McCaleb, holds a significant stake in XRP, page 36

5.
Please revise to update this disclosure to clarify how much XRP is currently held by McCaleb, if known. Please also revise to discuss, to the extent material, any of the other founders who hold a significant stake in XRP, including, for example, Chris Larsen.

Response

The Sponsor has revised the disclosure on pages 38 of the Registration Statement in response to the Staff's comment.

Overview of the XRP Industry and Market, page 74

6.
Please revise to provide a brief description of the history of the XRP Network and XRP, including disclosure regarding the initial development team and the launch of the network.

Response

The Sponsor has revised page 76 of the Registration Statement in response to the Staff's comment.

7.
To the extent material to understanding the XRP Network, please disclose the nature and number of decentralized applications developed on the XRP Ledger, as well as active developers, to the extent known.

Response

The Sponsor has revised page 76 of the Registration Statement in response to the Staff's comment.

8.
We note your reference here and elsewhere to information as of "August 2024." Please revise to update this disclosure as of a more recent date.

Response

The Sponsor has updated the as of "August 2024" disclosure in the Registration Statement in response to the Staff's comment.

XRP Supply, page 76

9.
Please address the burning of XRP as transaction fees and the resulting potential deflationary pressure over time.

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Response

The Sponsor has revised the disclosure on page 80 of the Registration Statement in response to the Staff's comment.

Forms of Attack Against the XRP Network, page 84

10.
Please revise to discuss the various known forms of attack that could be made against the XRP Network.

Response

The Sponsor has revised the disclosure on pages 89 of the Registration Statement in response to the Staff's comment.

* * *

In connection with its response to the Staff’s comments, the Sponsor acknowledges that the Sponsor and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact Joseph Hall, at (212) 450-4565 or joseph.hall@davispolk.com, or me, at (212) 450-3222 or dan.gibbons@davispolk.com, with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Dan Gibbons

Dan Gibbons

cc:	Edward McGee
Craig Salm
Jake Karlsruher

Joseph A. Hall
Davis Polk & Wardwell LLP

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